Exhibit 99.2

Consolidated financial statements of

Medicenna Therapeutics Corp.

(Expressed in Canadian Dollars)

For the years ended March 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medicenna Therapeutics Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Medicenna Therapeutics Corp. and its subsidiaries (together, the Company) as of March 31, 2022 and 2021, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021 and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net capital deficiency and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Canada

June 21, 2022

We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Medicenna Therapeutics Corp.

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of operations, cash flows and changes in shareholders’ equity of Medicenna Therapeutics Corp. (the “Company”) for the year ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended March 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company’s auditor from 2014 to 2020.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada

Chartered Professional Accountants

June 21, 2022

Medicenna Therapeutics Corp.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

as at

	March 31, 2022	March 31, 2021
Assets	$	$
Current assets
Cash and cash equivalents (Note 2d)	20,535	30,375
Marketable securities (Note 2d)	-	10,010
Prepaids and deposits	1,548	1,354
Other receivables (Note 7)	1,308	410
	23,391	42,149
Intangible assets (Note 13)	65	71
Right-of-use assets	-	32
	23,456	42,252
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 8)	2,621	4,073
Lease liability	-	34
	2,621	4,107

Shareholders' Equity
Common shares (Note 9)	83,671	79,587
Contributed surplus (Notes 10 and 11)	7,926	6,680
Accumulated other comprehensive income	171	234
Deficit	(70,933)	(48,356)
	20,835	38,145
	23,456	42,252

Nature of business and going concern (Note 1)

Approved by the Board

/s/ Albert Beraldo                                              Director

/s/ Karen Dawes                                                Director

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for share and per share amounts)

	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
	$	$	$
Operating expenses
General and administration (Note 16)	7,757	6,525	2,375
Research and development (Note 16)	14,716	10,870	5,870

Total operating expenses	22,473	17,395	8,245

Finance income (Note 2d)	(69)	(314)	(7)
Foreign exchange loss	173	208	39
	104	(106)	32

Net loss for the year	(22,577)	(17,289)	(8,277)
Cumulative translation adjustment	(63)	(14)	91
Comprehensive loss for the year	(22,640)	(17,303)	(8,186)

Basic and diluted loss per share for the year	(0.42)	(0.35)	(0.26)

Weighted average number of common shares outstanding (Note 9)	54,286,671	49,661,776	31,899,640

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
	$	$	$
Operating activities
Net loss for the year	(22,577)	(17,289)	(8,277)
Items not involving cash
Depreciation	38	40	8
Stock based compensation	1,415	1,006	1,125
Government grant expense recoveries (Note 12)	(700)	-	2,463
Unrealized foreign exchange	121	267	62
Accrued interest	(37)	(15)	(3)
Changes in non-cash working capital
Other receivables and deposits	(392)	(1,612)	139
Accounts payable and accrued liabilities	(1,452)	2,292	(932)
	(23,584)	(15,311)	(5,415)
Investing activities
Acquisition of marketable securities	(10,000)	(10,000)	(15,000)
Disposition of marketable securities	20,050	15,013	-
	10,050	5,013	(15,000)
Financing activities
Repayment of lease liabilities	(37)	(39)	(3)
Issuance of share capital, net of issuance costs (Note 9)	3,509	11,411	38,375
Warrant and option exercises (Notes 10 and 11)	406	6,884	2,373
	3,878	18,256	40,745
Effect of foreign exchange on cash	(184)	(281)	(3)
Net (decrease) increase in cash	(9,840)	7,677	20,327
Cash, beginning of year	30,375	22,698	2,371
Cash, end of year	20,535	30,375	22,698

Other non-cash transactions
Broker warrants issued	$-	$69	$561
Warrants issued	$-	$-	$705
Share issuance costs accrued through accounts payable and accrued liabilities	$-	$-	$257

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands Canadian Dollars, except for share and per share amounts)

	Common shares issued and outstanding		Contributed surplus	Accumulated other comprehensive income	Deficit	Total shareholders' equity
	Number	Amount
		$	$	$	$	$
Balance, March 31, 2019	28,578,137	16,616	8,633	157	(22,790)	2,616
Stock based compensation	-	-	1,125	-	-	1,125
Warrant and option exercises	1,623,675	3,008	(635)	-	-	2,373
Issued on October 2019 financing	5,307,693	5,319	811	-	-	6,130
Issued on March 2020 financing	11,290,323	31,635	456	-	-	32,091
Cumulative translation adjustment	-	-	-	91	-	91
Net loss for the year	-	-	-	-	(8,277)	(8,277)
Balance, March 31, 2020	46,799,828	56,578	10,390	248	(31,067)	36,149

Balance, March 31, 2020	46,799,828	56,578	10,390	248	(31,067)	36,149
Stock based compensation	-	-	1,006	-	-	1,006
Warrant and option exercises	3,655,976	11,667	(4,785)	-	-	6,882
Issued on April 2020 overallotment	1,693,548	4,783	69	-	-	4,852
Issued on ATM financing	1,398,357	6,559	-	-	-	6,559
Cumulative translation adjustment	-	-	-	(14)	-	(14)
Net loss for the year	-	-	-	-	(17,289)	(17,289)
Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145

Balance, March 31, 2021	53,547,709	79,587	6,680	234	(48,356)	38,145
Stock based compensation	-	-	1,415	-	-	1,415
Warrant and option exercises	351,170	575	(169)	-	-	406
Issued on ATM financing	1,748,600	3,509	-	-	-	3,509
Cumulative translation adjustment	-	-	-	(63)	-	(63)
Net loss for the year	-	-	-	-	(22,577)	(22,577)
Balance, March 31, 2022	55,647,479	83,671	7,926	171	(70,933)	20,835

The accompanying notes are an integral part of these Consolidated financial statements.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Nature of business and going concern

The Company's principal business activity is the development and commercialization of IL-2, IL-4 and IL-13 Superkines and Empowered Superkines for the treatment of cancer, inflammation and immune-mediated diseases. Medicenna has five wholly owned subsidiaries, Medicenna Therapeutics Inc. (“MTI”) (British Columbia), Medicenna Biopharma Inc. (“MBI”) (Delaware), Medicenna Biopharma Inc. (“MBIBC”) (British Columbia), Medicenna Australia PTY Ltd (“MAL”) (Australia) and Medicenna Therapeutics UK Limited (“MTU”). Medicenna is traded on both the Toronto Stock Exchange and the Nasdaq Capital Market (“NASDAQ”) under the symbol ‘’MDNA”. On March 30, 2021, the Company set up its wholly owned subsidiary MAL. On April 15, 2021, the Company set up its wholly owned subsidiary MTU, which was dissolved on March 8, 2022.

As at March 31, 2022, the head and registered office is located at 2 Bloor St W, 7th Floor, Toronto, Ontario, Canada.

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, initiating preclinical and clinical studies, submitting regulatory dossiers and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $70.9 million as of March 31, 2022. With current revenues only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for MDNA55, MDNA11 and the BiSKITsTM platform and the commercialization of MDNA55 is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The going concern basis contemplates the realization of assets and the settlement of liabilities in the normal course of business as they come due for the foreseeable future.  Management has forecasted that the Company’s current level of cash is expected to be able to fund operations into Q1 of fiscal 2024. The Company is actively pursuing additional financing to further develop certain of the Company’s scientific initiatives, but there is no assurance these initiatives will be successful, timely or sufficient. Consequently, the Company’s ability to continue as a going concern beyond Q1 of fiscal 2024 is dependent on its ability to secure additional financing.  These circumstances cast substantial doubt as to the ability of the Company to continue as a going concern and, hence, the appropriateness of the use of accounting principles applicable to a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

COVID-19 Update

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic and the Company continues to evaluate the COVID-19 situation and monitor any impacts or any potential impacts to the business. Medicenna has implemented health and safety measures in accordance with health officials and guidance from local government authorities. Further, the pandemic has had an impact on the Company’s third-party vendors resulting in delays in receiving components and supplies which delayed our ability to start certain studies and could result in development delays including the ongoing and planned clinical activities related to MDNA11. As the COVID-19 health crisis continues, the Company will continue to rely on guidance and recommendations from local health authorities, Health Canada and the Centers for Disease Control and Prevention to update the Company’s policies.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and the Interpretations of the International Financial Reporting and Interpretations Committee (“IFRIC”).

The Consolidated financial statements were approved by the Company’s Board of Directors and authorized for issue on June 21, 2022.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Subsidiaries MTI, MBI, MAL, MTU (dissolved) and MBIBC (British Columbia, Inactive). Subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

c)	Functional and presentation currency

The functional currency of an entity and its subsidiary is the currency of the primary economic environment in which the entity operates. The functional currency of the parent company is the Canadian dollar and the functional currency of MBI is the US dollar, the functional currency of MTI and MBI BC is the Canadian dollar, the functional currency of MAL is the Australian dollar, the functional currency of MTU was the UK pound sterling, and the presentation currency of the parent company is the Canadian dollar.

d)	Cash and cash equivalents and marketable securities

Cash and cash equivalents

Cash equivalents include guaranteed investment certificates (March 31, 2022 - $5.0 million, March 31, 2021 - nil) with a maturity of 90 days or less and are readily redeemable for cash. The Company has classified its cash and cash equivalents at fair value through profit or loss.

Marketable securities

Marketable securities consist of guaranteed investment certificates with a maturity of greater than 90 days and less than one year. The Company has classified its marketable securities at fair value through profit or loss.

e)	Research and development costs

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Investment tax credits related to current expenditures are included in the determination of net income as the expenditures are incurred when there is reasonable assurance they will be realized.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria will be deemed by the Company to have been met when revenue is received by the Company and a determination that it has sufficient resources to market and sell its product offerings. Upon a determination that the criteria to capitalize development expenditures have been met, the expenditures capitalized will include the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

e)	Research and development costs cont’d

Other development expenditures will be expensed as incurred.

Capitalized development expenditures will be measured at cost less accumulated amortization and accumulated impairment losses. No development costs have been capitalized to date.

f)	Government assistance

Government grants, including grants from similar bodies, consisting of investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Research grants that compensate the Company for expenses incurred are recognized in profit, or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized.

Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

g)	Intangible assets

The Company owns certain patents, intellectual property licenses and options to acquire intellectual property. The Company expenses patent costs, including license fees and other maintenance costs, until such time as the Company has certainty over the future recoverability of the intellectual property at which time it capitalizes the costs incurred. The Company capitalizes costs directly related to the acquisition of existing license patents. The Company does not hold any intangible asset with an indefinite life.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in general and administrative expenses.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use to August 31, 2035.

h)	Income taxes

Current tax and deferred tax are recognized in the Company’s profit and loss, except to the extent that it relates to a business combination or items recognized directly in equity or in net loss and comprehensive loss.

Current income taxes are recognized for the estimated taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.	Basis of presentation and significant accounting policies cont’d

h)	Income taxes cont’d

accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax assets can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has been probable that future taxable profit will allow the deferred tax asset to be recovered.

i)	Basic and diluted loss per common share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share. Since the Company has losses, the exercise of outstanding options and warrants have not been included in this calculation as it would be anti-dilutive.

j)	Equipment

The Company’s fixed assets comprise of computer equipment for use in general and administrative and research activities.

Depreciation is recognized using the straight-line method based on an expected life of the assets

Computer equipment	2 years
Right-of-use-assets	Over the lease term

  Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for indications of impairment at the date of preparing each statement of financial position. If indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying value of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. For the purpose of impairment testing, the Company determined it has one cash-generating unit. The recoverable amount is the greater of the asset’s fair value less cost to sell and value in use.

k)	Stock-based compensation

The Company has a stock-based compensation plan (the "Plan") available to officers, directors, employees and consultants with grants under the Plan approved by the Company's Board of Directors. Under the Plan, the exercise price of each option equals the closing trading price of the Company's stock on the day prior to the grant or a higher price as determined by the Board of Directors. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be not greater than 10 years from the date of grant. The Company uses the fair value-based method of

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

2.	Basis of presentation and significant accounting policies cont’d

k)	Stock-based compensation cont’d

accounting for employee awards granted under the Plan. The Company calculates the fair value of each stock option grant using the Black Scholes option pricing model at the grant date. The stock-based compensation cost of the options is recognized as stock-based compensation expense over the relevant vesting period of the stock options using an estimate of the number of options that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or the services rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.

l)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity.

The Company has adopted a relative fair value method with respect to the measurement of shares and warrants issued as private placement units. The relative fair value method allocates value to each component on a pro-rata basis, based on the fair value of the components calculated independently of one another. The Company measures the fair value of the warrant component of the unit using the Black-Scholes option pricing model. The unit value is then allocated, pro-rata, between the two components, with the fair value attributed to the warrants being recorded to contributed surplus.

m)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Company recognizes financial instruments based on their classification. Depending on the financial instruments’ classification, changes in subsequent measurements are recognized in net loss and comprehensive loss.

The Company has implemented the following classifications:

●	Cash, cash equivalents and marketable securities are classified at fair value through profit or loss.

●	Other receivables, prepaid and deposits are classified as amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

●	Accounts payable and accrued liabilities are classified as other amortized cost. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

2.	Basis of presentation and significant accounting policies cont’d

n)	Impairment of financial assets

The Company applies the simplified method of the expected credit loss model required under IFRS 9. Under this method, the Company estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

o)	Employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid in short-term cash bonuses if the Company expects to pay these amounts as approved by the Board of Directors as a result of past services provided by the employee and the obligation can be estimated reliably.

p)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

q)	Research and development tax credits

Research and development tax credits Refundable investment tax credits relating to Research and Development Tax Incentive (“RDTI”) are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with RDTI activities, are accounted for using the cost reduction method and included in government assistance on the statements of loss and comprehensive loss. Amounts recorded for refundable investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying RDTI expenditures recorded in the Company’s consolidated financial statements.

3.	New standards and interpretations not yet adopted

In January 2020, the IASB issued amendments to Presentation of financial statements (“IAS 1”) to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments to IAS 1 are effective for annual reporting periods beginning on or after January 1, 2023. The company is currently evaluating the potential impacts of adoption.

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

4.	Key sources of estimation uncertainty and judgement

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are accounted for prospectively.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below:

Valuation of stock-based compensation and warrants

Management measures the costs for stock-based compensation and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviors and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

5.	Capital disclosures

The Company’s objectives, when managing capital, are to safeguard cash and cash equivalents as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

There were no changes to the Company’s capital management policy during the year. The Company is not subject to any externally imposed capital requirements.

6.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the Consolidated statements of financial position consist of cash and cash equivalents, marketable securities, government and other receivables, and accounts payable and accrued liabilities. The fair value of these instruments, approximate their carrying values due to their short-term maturity.

Classification of financial instruments

Financial instruments measured at fair value on the statements of financial position are summarized into the following fair value hierarchy levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability.

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

6.	Financial risk management cont’d

Cash and cash equivalents and marketable securities are measured using Level 1 inputs and changes in fair value are recognized through profit or loss, with changes in fair value being recorded in net income at each year-end.

Other receivables, prepaids and deposits are measured at amortized cost less impairments.

Accounts payable and accrued liabilities are measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: credit, interest rate, currency, and liquidity risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

(b)	Credit risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. The financial instruments that are exposed to concentrations of credit risk consist of cash and cash equivalents and marketable securities.

The Company manages credit risk associated with its cash and cash equivalents and marketable securities by maintaining minimum standards of R1-med or A-high investments.

(c)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company believes that its exposure to interest rate risk is not significant.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles all of its financial obligations out of cash and cash equivalents. The ability to do so relies on the Company maintaining sufficient cash in excess of anticipated needs. As at March 31, 2022, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

(e)	Currency risk

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the United States and cash and cash equivalent balances held in foreign currencies. Fluctuations in the US dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease in loss and comprehensive loss for the year ended March 31, 2022 of $660 thousand (March 31, 2021 - $938 thousand).

Balances in US dollars are as follows:

	March 31, 2022	March 31, 2021
	$	$
Cash and cash equivalents	5,456	9,593
Accounts payable and accrued liabilities	(1,269)	(2,147)
	4,187	7,446

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

7.	Other receivables

	March 31, 2022	March 31, 2021
	$	$
Investment tax credits receivable	700	-
Sales tax receivable	608	410
	1,308	410

8.	Accounts payable and accrued liabilities

	March 31, 2022	March 31, 2021
	$	$
Trade payables	1,672	2,245
Accrued liabilities	949	1,828
	2,621	4,073

9.	Share capital

Authorized

Unlimited common shares

Equity Issuances

On March 17, 2020, the Company completed a public offering raising total gross proceeds of $35 million. The Company issued 11,290,323 common shares at $3.10 per share and issued a 15% overallotment option to the underwriters. The Company paid commission to the agents totaling $2.5 million, share issuance costs of $0.5 million and issued 790,323 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 for a period of 24 months. The fair value of the warrants issued was determined to be $0.5 million.

On April 15, 2020, the Company announced the full exercise of the overallotment option, issuing an additional 1,693,548 common shares at $3.10 per share for additional proceeds of $5.3 million. The Company paid commission to the agents totaling $368 thousand, share issuance costs of $32 thousand and issued 118,723 warrants to the agents exercisable into one common share of the Company at an exercise price of $3.10 expiring on March 17, 2022. The fair value of the warrants issued was determined to be $69 thousand.

On December 30, 2020, the Company entered into a sales agreement with SVB Leerink acting as sales agent, pursuant to which the Company may, from time to time sell, through at-the-market (“ATM”) on the NASDAQ such number of common shares as would have an aggregate offering price of up to US$25.0 million (the ATM Offering). The Company plans to use the net proceeds of the ATM offering for general corporate purposes including, but not limited to working capital expenditures, research and development expenditures, and clinical trial expenditures. As of March 31, 2022, the Company has issued 3,146,957 common shares raising total gross proceeds of $10.9 million to date. During the year ended March 31, 2022, the Company issued 1,748,600 common shares raising total gross proceeds of $3.8 million to date.

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding. For the year ended March 31, 2022, 2021 and 2020, the calculation was as follows:

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

9.	Share capital cont’d

	2022	2021	2020
Common shares issued and outstanding, beginning of year	53,547,709	46,799,828	28,578,137
Shares issued in March/April 2020 financing	-	1,623,950	431,870
Shares issued in October 2019 financing	-	-	2,407,314
ATM issuances	515,693	182,226	-
Effect of warrants and options exercised	223,269	1,055,772	482,319
Weighted average common shares issued and outstanding, end of year	54,286,671	49,661,776	31,899,640
Common shares issued and outstanding, end of year	55,647,479	53,547,709	46,799,828

The effect of any potential exercise of the Company’s stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

10.	Warrants

Warrant continuity:

	Number of Warrants	Weighted average exercise price
Balance outstanding at March 31, 2019	5,145,083	$1.65
Common share purchase warrants issued in the October 2019 financing	2,653,846	1.75
Broker warrants issued in the financing October 2019 financing	350,134	1.30
Broker warrants issued in the March 2020 financing	790,323	3.10
Warrants exercised during the year	(1,623,675)	1.46
Warrants outstanding at March 31, 2020	7,315,711	$1.86
Broker warrants issued in overallotment	118,548	3.10
Warrants exercised during the year	(3,415,266)	1.96
Warrants outstanding at March 31, 2021	4,018,993	$1.82
Warrants expired during the year	(788,161)	3.07
Warrants exercised during the year	(266,290)	1.53
Warrants outstanding at March 31, 2022	2,964,542	$1.51

The following warrants were exercised during the year ended March 31, 2022:

Number of Warrants	Exercise Price	Proceeds	Expiry Date
	$	$
50,000	1.20	60,000	December 21, 2023
71,744	1.30	93,267	October 17, 2021
144,546	1.75	252,955	October 17, 2022
266,290		406,222

At March 31, 2022, warrants were outstanding and exercisable, enabling holders to acquire common shares as follows:

Number of Warrants	Exercise Price	Expiry Date
	$
1,661,542	1.75	October 17, 2022
1,303,000	1.20	December 21, 2023
2,964,542

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

11.	Stock options

Year ended March 31, 2022

During the year ended March 31, 2022, the Company granted 1,097,056 stock options at an average exercise price of $3.55 per share. 812,706 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; and 20,000 stock options granted to a consultant vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life. 264,350 options were granted to Directors of the Company at a price of $2.72 and vest 50% upon issuance and 50% after 1 year and have a five-year life.

Year ended March 31, 2021

During the year ended March 31, 2021, the Company granted 450,084 stock options at an average exercise price of $5.14 per share. 212,464 of the options were granted to the Company’s officers and employees and vest 1/3 after one year, 1/3 after two years and 1/3 after three years, and have a ten-year life; 62,620 stock options granted to the Company’s Board of Directors vest 50% immediately and 50% after one year and have a five-year life; 75,000 stock options granted to a consultant vest monthly over 48 months and have a 10-year life; and 100,000 stock options granted to a consultant vest monthly over 16 months and have a 5-year life.

Year ended March 31, 2020

During the year ended March 31, 2020 the Company granted 1,030,000 stock options exercisable at $1.30 per share. Of these options, 300,000 vest 50% upon issuance and 50% after one year and have a five-year life. 730,000 options vest 50% after one year, 25% after 2 years and 25% after 3 years and have a ten-year life.

200,000 options were also issued, exercisable at $1.38 per share. 50,000 of the options granted vest 50% after one year, 25% after two years and 25% after three years, 150,000 of the options vest 50% on September 1, 2019 and 50% on December 1, 2019 and have a ten-year life.

Stock option transactions for the years ended March 31, 2022 are set forth below:

	Number of options	Weighted average exercise price
Balance outstanding at March 31, 2019	3,275,000	$1.67
Granted	1,230,000	1.38
Forfeited	(375,000)	1.09
Balance outstanding at March 31, 2020	4,130,000	$1.56
Granted	450,084	5.14
Exercised	(240,710)	1.29
Forfeited	(184,290)	1.67
Balance outstanding at March 31, 2021	4,155,084	$1.96
Granted	1,097,056	3.55
Exercised	(84,880)	1.47
Forfeited	(702,620)	4.23
Balance outstanding at March 31, 2022	4,464,640	$2.00

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

11.	Stock options cont’d

The following table summarizes information about stock options outstanding at March 31, 2022:

	Options Outstanding			Options Exercisable
Exercise Prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$		Years	$		$
1.00-1.99	1,955,000	6.42	1.17	1,747,500	1.15
2.00-2.99	1,679,000	4,68	2.08	1,550,000	2.06
3.00-5.19	830,640	5.55	3.82	131,458	5.11
	4,464,640	5.61	2.00	3,428,958	1.64

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the year:

	March 31, 2022		March 31, 2021		March 31, 2020

Exercise price	$2.05-4.85		$5.11-5.19		$1.30-1.38
Grant date share price	$2.05-4.85		$5.11-5.19		$1.30-1.38
Risk free interest rate	1.0%		1.0%		1.5%
Expected life of options	5	years	5	years	2.5-5	years
Expected volatility	90%		103%		100-114%
Expected dividend yield	-		-		-
Forfeiture rate
Weighted average fair value of options granted during the year	$2.58		$4.01		$0.94

12.	Government assistance

CPRIT assistance

In February 2015, the Company received notice that it had been awarded a grant by the Cancer Prevention Research Institute of Texas (“CPRIT”) whereby the Company was eligible to receive up to US$14.1 million on eligible expenditures over a three-year period related to the development of the Company’s phase 2b clinical program for MDNA55. As of March 31, 2022, the grant with CPRIT is complete.

Of the US$14.1 million grant approved by CPRIT, Medicenna received US$14.1 million from CPRIT as at March 31, 2022. Amounts received (US$1.4 million) were recorded as a reduction in research and development expenses in the year ended March 31, 2022.

Under the terms of the grant, the Company is required to pay a royalty to CPRIT, comprised of 3-5% of revenues on net sales of MDNA55 until aggregate royalty payments equal 400% of the grant funds received at which time the ongoing royalty will be 0.5% of revenues. At this time the royalty is not probable and therefore no liability has been recorded. In addition, the Company must maintain a presence in Texas for three years following completion of the grant.

Refundable Tax

In June 2022, the Company received $0.7 million through our Australian R&D incentive program relating to the year ended March 31, 2022. The amount receivable is recorded as a reduction in research and development expenses in the year ended March 31, 2022.

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

13.	Commitments

Intellectual property

On August 21, 2015, the Company exercised its right to enter into two license agreements (the “Stanford License Agreements”) with the Board of Trustees of the Leland Stanford Junior University (“Stanford”). In connection with this licensing agreement, the Company issued 649,999 common shares with a value of $0.1 million to Stanford and affiliated inventors. The value of these shares has been recorded as an intangible asset that is being amortized over the life of the underlying patents. As at March 31, 2022, the Company’s intangible assets have a remaining capitalized net book value of $65 thousand (March 31, 2021 - $71 thousand).

The Company has entered into various license agreements with respect to accessing patented technology. In order to maintain these agreements, the Company is obligated to pay certain costs based on timing or certain milestones within the agreements, the timing of which is uncertain. These costs include ongoing license fees, patent prosecution and maintenance costs, royalty and other milestone payments. As at March 31, 2022, the Company is obligated to pay the following:

•	Given the current development plans and expected timelines of the Company it is assumed that project milestones of US$0.3 million will be due in the next five years.
•	Project milestone payments, assuming continued success in the development programs, of uncertain timing totaling US$2.0 million and an additional US$2.0 million in sales milestones.

Contractual obligations	Less than 1 year	1-3 years	3-5 years	Total
	$	$	$	$
Patent licensing costs	188	1,137	287	1,612

As at March 31, 2022, the Company had obligations to make future payments, representing significant research and development and manufacturing contracts and other commitments that are known and committed in the amount of approximately $10.7 million, of which $8.4 million has been paid or accrued as at March 31, 2022. Most of these agreements are cancellable by the Company with notice. These commitments include agreements for clinical CRO’s, manufacturing and preclinical studies.

14.	Related party disclosures

(a)	Key management personnel

Key management personnel, which consists of the Company’s officers (President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer, former Chief Medical Officer and former Chief Scientific Officer) and directors, earned the following compensation for the following years:

	2022	2021	2020

Salaries and wages	1,555	1,501	892
Board fees	285	230	142
Stock option expense	886	797	873
	2,726	2,528	1,907

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

14.	Related party disclosures

(b)	Amounts payable to related parties

As at March 31, 2022, the Company had trade and other payables in the normal course of business, owing to directors and officers of $0.1 million, (2021 - $0.1 million) related to board fees and accrued vacation.

15.	Income taxes

a)	Provision for Income Tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2022	2021	2020
	$	$	$
Loss before income taxes	(22,577)	(17,289)	(8,277)
Tax rate	27.0%	27.0%	27.0%
Expected tax recovery	(6,095)	(4,668)	(2,235)

Change in statutory rates and foreign exchange rates	29	(288)	35
Permanent differences	383	272	309
Share issuance costs	(67)	(153)	(993)
Change in unrecognized deductible temporary difference	5,750	4,837	2,884
Total income tax expense (recovery)	-	-	-

b)	Deferred Income Tax

The significant components of the Company’s deferred tax assets that have not been included on the consolidated statement of financial position are as follows:

	2022	2021	2020
	$	$	$
Non-capital losses carry-forward	16,968	10,971	6,287
Property and equipment	50	50	50
Share issuance costs	846	1,093	940
	17,864	12,114	7,277
Unrecognized deferred tax asset	(17,864)	(12,114)	(7,277)
Net deferred tax assets	-	-	-

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statements of financial position are as follows:

Type	Amount	Expiry
Non-capital losses carry-forward	$63,756,000	2036-2042
Property and equipment	186,000	N/A
Share issuance costs	3,132,000	2040-2043

Medicenna Therapeutics Corp.

Notes to the Consolidated financial statements

For the Years Ended March 31, 2022, 2021 and 2020

16.	Components of Expenses

	2022	2021	2020
	$	$	$
General and Administration Expenses
Depreciation expense	37	40	8
Stock based compensation	949	614	639
Facilities and operations	384	304	253
Public company expenses	5,424	4,677	1,004
Salaries and benefits	963	890	596
CPRIT grant claimed in eligible expenses (Note 12)	-	-	(125)
	7,757	6,525	2,375

	2022	2021	2020
	$	$	$
Research and Development Expenses
Chemistry, manufacturing, and controls	6,841	2,356	343
Regulatory	502	801	433
Discovery and pre-clinical	3,441	2,896	1,899
Clinical	2,322	1,225	1,528
Salaries and benefits	2,759	1,413	1,095
Licensing, patent, legal fees and royalties	733	1,620	811
Stock based compensation	467	391	486
CPRIT grant claimed in eligible expenses (Note 12)	(1,753)	-	(951)
Australian R&D refund claimed in eligible expenses (Note 12)	(700)	-	-
Other research and development expenses	104	168	226
	14,716	10,870	5,870

17.	Subsequent events

Subsequent to the year end, a total of 656,656 shares were sold under the ATM for total gross proceeds of US $0.8 million (Note 9).

In May 2022, the Company received $0.6 million in HST credits, included in other receivables (Note 6) at March 31, 2022. In June 2022, the Company received $0.7 million through the Australian R&D incentive program included in other receivables (Note 6 and 12) at March 31, 2022.